



12012543



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 42130

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/11__ AND ENDING __12/31/11__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northbridge Financial Services
f/k/a Hans, Christian, Anderson, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

3650 West Liberty Road
(No. and Street)

Ann Arbor   Michigan   48103
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrew C. Hans   (734) 994-4100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MRPR Group, P.C.
(Name – if individual, state last, first, middle name)

28411 Northwestern Hwy., Suite 800, Southfield, Michigan 48034-5538
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Andrew Christian Hans_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc._____ , as of _____December 31_____ , 20_11___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors' report on internal control structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a5 OF THE
SECURITIES AND EXCHANGE COMMISSION

AND

INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED
DECEMBER 31, 2011

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

FOR THE YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS



M·R·P·R GROUP CPAs & Advisors

One Northwestern Plaza, 28411 Northwestern Highway, Suite 800, Southfield, MI 48034-5538
(248) 357-9000   Fax (248) 357-9001   www.mrpr.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Northbridge Financial Services
f/k/a Hans, Christian, Anderson, Inc.
Ann Arbor, Michigan

We have audited the accompanying statement of financial condition of Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc., (an S Corporation) as of December 31, 2011, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of computation of net capital and computation of aggregate indebtedness is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

MRPR Group P.C.

Southfield, Michigan
February 27, 2012

POLARIS

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents - Note 1	$ 9,234
Marketable securities - Notes 1 and 2	5,756
Total assets	$ 14,990

LIABILITY AND SHAREHOLDER'S EQUITY

Liability - Accrued compensation	$ 2,000
Shareholder's equity:	
Common stock, $1 stated value; authorized, 50,000 shares; issued and outstanding, 100 shares	100
Additional paid-in capital	26,005
Retained earnings (deficit)	(13,115)
Total shareholder's equity	12,990
Total liability and shareholder's equity	$ 14,990

See notes to financial statements.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES:

Fees for administrative services - Note 4	$ 33,401
Dividend income	57
Total revenues	33,458

EXPENSES:

Compensation for voting stockholder officer	26,413
Accounting and auditing fees	5,635
Registration and membership	677
Total expenses	32,725

OPERATING INCOME 733

OTHER INCOME (LOSS):

Unrealized loss - marketable securities - Note 2	(348)

NET INCOME $ 385

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

| | Common Stock | | Additional Paid-in | Retained Earnings | |
	Shares	Amount	Capital	(Deficit)	Total
BALANCE (DEFICIT), AT BEGINNING OF YEAR	100	$ 100	$ 26,005	$ (13,500)	$ 12,605
NET INCOME	—	—		385	385
BALANCE (DEFICIT), AT END OF YEAR	100	$ 100	$ 26,005	$ (13,115)	$ 12,990

See notes to financial statements.

-4-

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	385
Adjustments to reconcile net income to net cash used in operating activities:		
Unrealized loss - marketable securities		348
Change in sweep deposit account	(	57)
Decrease in accrued compensation		(14,990)
NET CASH USED IN OPERATING ACTIVITIES AND DECREASE IN CASH		(14,314)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		23,548
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	9,234

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Summary of Significant Accounting Policies

Organization - Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc. was incorporated February 2, 1990 for the purpose of doing business as a broker-dealer. The Company is a member of the National Association of Securities Dealers and monitored by Financial Industries Regulatory Authority (FINRA). The Company is a securities broker-dealer that introduces transactions and accounts on a fully disclosed basis and does not carry customer accounts or holds customers securities.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and expenses recognition - During 2011, revenues consisted generally of fees for account supervision, investment advisory and administrative services recorded as they are earned through June 30, 2011 when the services were discontinued. Expenses are recorded as they accrue.

Computation of customer reserve - The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

SIPC assessment accountants' report - Because the Company's revenues are less than $500,000, the supplemental accountants' report required by SEC Rule 17A-5(e)(4), relative to Securities Investor Protection Corporation assessments, is not required.

Income taxes - The Company and its shareholder has elected under Subchapter S of the Internal Revenue Code to have the Company's taxable income or loss reported by the shareholder. Because of this election, Federal income taxes are not provided for in the accompanying financial statements.

Cash and cash equivalents - The Company considers any investment with a maturity of three months or less at date of purchase to be cash or cash equivalent. At December 31, 2011, cash consists of cash in bank accounts.

Marketable securities and fair value measurements - Marketable securities are considered as trading securities and are carried at market value.

NOTE 1 - Summary of Significant Accounting Policies - (Continued)

The Company has established a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Inputs are unobservable and significant to the fair value measurement, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

At December 31, 2011, the Company's marketable securities have all been determined as Level 1.

Events occurring after reporting date - The Company has evaluated events and transactions that occurred between December 31, 2011 and February 27, 2012, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 2 - Marketable Securities

At December 31, 2011, marketable securities consist of the following:

	Number of Shares	Original Cost	Beginning of Year	Unrealized Gain (Loss)	Dividend Income	End of Year
Compuware Corp.	200	$ 2,412	$ 2,334	$ (670)	$	$ 1,664
Intel Corp.	100	2,696	2,103	322		2,425
Sweep deposit account	N/A	1,564	1,610		57	1,667
Total			$ 6,047	$ (348)	$ 57	$ 5,756

NOTE 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3 % of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

In accordance with the "Uniform Net Capital Rule" investments held at broker dealers are considered as non-allowable assets unless the broker dealer provides a letter allowing the Company to use the investments as part of net capital (PAIB accounts). At December 31, 2011, the Company has permission to include cash and equities held at E*Trade Securities with a market value of $5,109 (net of haircut) as available for net capital purposes.

At December 31, 2011, the Company had net capital of $12,343 which was $7,343 in excess of the required capital of $5,000.

There are no differences between the Computation of Net Capital as reported in the December 31, 2011 Focus Report and the amount reported in the audited financial statements.

NOTE 4 - Related Party Transactions

The Company has a service agreement with a third-party administrator of a 401(k) plan for fees for administrative services. The Company earned such fees of $33,401 in 2011 for services to an employee benefit trust 401(k) plan of the sponsoring organization where the stockholder/ owner of Northbridge is an officer, but not a trustee of the plan. These services were discontinued after June 30, 2011.

NOTE 5 - Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2011 and February 27, 2012, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

DECEMBER 31, 2011

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

I SCHEDULE OF COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2011

NET CAPITAL:
Shareholders' equity $ 12,990

DEDUCT:
Haircut on securities   647

NET CAPITAL   12,343

MINIMUM REQUIRED NET CAPITAL   5,000

EXCESS NET CAPITAL $ 7,343

There are no differences between the above computation of Net Capital reported on the Company's December 31, 2011 Part IIA Focus Report and the amount reported in the audited financial statements.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

II SCHEDULE OF COMPUTATION OF
AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2011

NET CAPITAL $ 12,343

LIABILITIES $ 2,000

PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL .1620 %

III SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3

Northbridge Financial Services is exempt from the Computation for Determination of Reserve Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission because of the exemption provided under Rule 15c3-3(k)(2)(ii), as a broker/dealer, "who as an introducing broker/dealer, clears all transactions with and from customers on a fully disclosed basis with clearing broker/dealer...".

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

REPORT ON INTERNAL CONTROL
DECEMBER 31, 2011

PURSUANT TO RULE 17a-5(g) OF THE
SECURITIES AND EXCHANGE COMMISSION



M·R P R GROUP C P A s & A d v i s o r s

One Northwestern Plaza, 28411 Northwestern Highway, Suite 800, Southfield, MI 48034-5538
(248) 357-9000   Fax (248) 357-9001   www.mrpr.com

Board of Directors
Northbridge Financial Services
f/k/a Hans, Christian, Anderson, Inc.
Ann Arbor, Michigan

In planning and performing our audit of the financial statements of Northbridge Financial
Services f/k/a Hans, Christian, Anderson, Inc. (the Company), as of and for the year ended
December 31, 2011 in accordance with auditing standards generally accepted in the United
States of America, we considered the Company's internal control over financial reporting
(internal control) as a basis for designing our auditing procedures for the purpose of expressing
our opinion on the financial statements, but not for the purpose of expressing an opinion on the
effectiveness of the Company's internal control. Accordingly, we do not express an opinion on
the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have
made a study of the practices and procedures followed by the Company including tests of such
practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)
in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-
3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.
Because the Company does not carry securities accounts for customers or perform custodial
functions relating to customer securities, we did not review the practices and procedures
followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and
    recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of
    Federal Reserve Regulation T of the Board of Governors of the Federal Reserve
    System.

The management of the Company is responsible for establishing and maintaining internal
control and the practices and procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls and of the practices and procedures referred to in the
preceding paragraph and to assess whether those practices and procedures can be expected to
achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and
the practices and procedures are to provide management with reasonable but not absolute
assurance that assets for which the Company has responsibility are safeguarded against loss
from unauthorized use or disposition and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of financial
statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists
additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employee, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MRPR Group P.C.

Southfield, Michigan
February 27, 2012